Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Client: 20589-00001

January 23, 2014

VIA EMAIL AND EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Revised Preliminary Proxy Statement on Schedule 14A

Definitive Additional Solicitation Materials

Filed on January 16, 2014 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, David R. Johnson, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated January 22, 2014 (the “Comment Letter”), with respect to the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). Filed concurrently herewith is Amendment No. 2 to the Proposing Shareholders’ Schedule 14A (the “Amended Schedule 14A”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 14A.

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Background of the solicitation, page 8

1.	Please update your background section to disclose any material developments since November 2013.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Hong Kong • London • Los Angeles • Munich

New York • Orange Country • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following on page 10 of the Amended Schedule 14A:

“On November 25, 2013, Corvex and Related Management gave notice of their intent to commence a new consent solicitation pursuant to the rules set forth in the Arbitration Panel’s November 18 Interim Award.

On December 23, 2013, the Company announced that the Board had approved amendments to the Company’s Declaration of Trust to declassify the Board over time and provide that the vote required to elect trustees in a contested election is a plurality of votes cast and determined to present these amendments to the shareholders for approval at the Company’s 2014 annual meeting. We note that at this time the Company has not elected to also permanently opt-out of Section 3-803 of the Maryland Unsolicited Takeovers Act, such that even if the Board is declassified, the Board can subsequently elect to be classified at any time, despite contrary provisions in the governing documents and without shareholder approval. The Company also announced on December 23, 2013 that the Board had approved amendments to the Company’s poison pill to eliminate the so called “dead-hand” provisions. We note that the poison pill otherwise remains in place, and the Board can amend the poison pill at any time to reinsert the “dead-hand” provisions without a shareholder vote.

On January 4, 2014, the Company expanded the size of the Board from five to seven members and appointed Ms. Ann Logan and Mr. Ronald J. Artinian as trustees to fill the vacancies created by the increase in the size of the Board.

On January 6, 2014, the Company sent a letter to Mr. Keith Meister proposing to add him to the Board as an Independent Trustee, conditioned on his agreement to a “stand-still” agreement while serving as a member of the Board. Mr. Meister has not accepted this proposal.”

Proposed Nominees, page 17

2.	We note that you are only nominating five directors to a seven member board. Please disclose whether your five nominees, if elected, will have the power to fill the two vacant board seats, and, if not, how such seats will be filled. If your five nominees would have this power, please disclose any present intentions with regard to this matter.

Response:

In response to the Staff’s comment, the Schedule 14A has been revised to include the following on page 20 of the Amended Schedule 14A:

“The Company’s current Bylaws and Declaration of Trust grant persons elected as trustees at the Special Meeting the power to increase or reduce the size of the Board and fill vacancies. If elected as the new Board, our Nominees intend to reduce the size of the Board back to five trustees such that the Nominees constitute the full Board and there are no vacancies on the Board.”

Definitive Additional Solicitation Materials

3.	We note your statement that “The holders of more than 70% of the outstanding shares previously supported our proposal to remove the entire CommonWealth Board of Trustees and we expect the same level of support for our consent solicitation.” Please refrain from making claims regarding the results of the solicitation. See Note (d) to Rule 14a-9. Please also advise how this figure was substantiated, given that no record date was set for the solicitation.

Response:

We have been advised that Cede & Co. (“Cede”), the nominee of The Depository Trust Company (“DTC”), is the record holder of substantially all of the Company’s outstanding shares. As is customary in proxy and consent solicitations, shares held by Cede as record holder are voted pursuant to an omnibus proxy that is issued by DTC. Such omnibus proxy grants to DTC participants the right to directly vote their shares held through DTC. Most DTC participants will, in turn, outsource the mailing and voting function to Broadridge.

At the request of Corvex and Related, and in accordance with their standard policies, Broadridge and DTC participants who elected not to outsource mailing and voting functions to Broadridge set a record date of April 22, 2013 for purposes of the consent solicitation, and determined the beneficial owners as of such record date. The beneficial owners of shares held by DTC as of the record date were then entitled to vote their shares via Broadridge or in accordance with the policies of the appropriate DTC participants that held their shares as of that date. On June 21, 2013, sixty days after the record date, Corvex and Related delivered consents from holders of more than 70% of the then outstanding shares in support of our proposal to remove the entire CommonWealth Board of Trustees. Such consents were signed by Broadridge or in accordance with the policies of the appropriate DTC participants, in each case per instructions of the beneficial owners as of the April 22, 2013 record date. We have been advised that these are the same procedures used by Cede and its DTC participants with respect to any contested and uncontested solicitation.

We appreciate your prompt attention to this matter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:	James Moloney

    Gibson, Dunn & Crutcher LLP

Keith Meister

    Corvex Management LP

Richard O’Toole

    Related Fund Management, LLC